

07009057

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 2007
PROCESSING

SEC FILE NUMBER
8- 48387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter World Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Wilshire Blvd., Penthouse Suite
(No. and Street)

Beverly Hills (City) California (State) 90212 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Ficeto (310) 286-2211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606 (Address), Tarzana (City), CA (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Ficeto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter World Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Notary Public

Todd Ficeto
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
152
SECTION

HUNTER WORLD MARKETS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

HUNTER WORLD MARKETS. INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hunter World Markets, Inc.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Hunter World Markets, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter World Markets, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2007

HUNTER WORLD MARKETS, INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents (Note 1)	$	265,013
Accounts receivable		28,006
Due from clearing broker		1,152,179
Deposit with clearing broker		35,000
Officer advance		843,241
Furniture and equipment net of accumulated depreciation of $122,966 (Note 2)		7,297
Prepaid expenses and other assets		20,202
Total assets	$	2,350,938

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable		74,597
Accured bonuses		800,000
Income taxes payable		28,155
Total liabilities		902,752
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000 shares authorized 4,000 shares issued and outstanding		2,000
Additional paid in capital		2,085,769
Retained deficit		(639,583)
Total stockholder's equity		1,448,186
Total liabilities and stockholders' equity	$	2,350,938

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Income
For the year ended December 31. 2006

REVENUES:	
Underwriting	$ 3.601.500
Agency fees	4.207.144
Market making and principal trading	6.896.408
Interest	56.075
Other income	666
Total income	14.761.793
EXPENSES:	
Clearing fees	114,098
Directors fees	5,480,000
Legal and professional fees	179.486
Occupancy	137.925
Quotation fees	85.300
Salaries	8,051.010
Travel	352,433
Other operating expenses	315.986
Total expenses	14,716.238
INCOME BEFORE INCOME TAXES	45.555
INCOME TAX PROVISION (Note 7)	(10.256)
NET INCOME	$ 35.299

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained deficit	Total Stockholders' Equity
Beginning balance January 1, 2006	$ 2,000	$ 2,085,769	$ (674,882)	$ 1,412,887
Net income			35,299	35,299
Ending balance December 31, 2006	$ 2,000	$ 2,085,769	$ (639,583)	$ 1,448,186

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 35,299
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	13,195
(Increase) decrease in:	
Accounts receivable	42,617
Securities owned at market value	9
Due from clearing broker	(403,934)
Officer advance	(309,601)
Prepaid expense and other assets	6,286
Increase (decrease) in:	
Accounts payable	(6,127)
Accrued bonuses	800,000
income tax payable	(11,450)
Total adjustments	130,995
Net cash provided by operating activities	166,294
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(5,000)
Net cash used in investing activities	(5,000)
Increase in cash	161,294
Cash at beginning of year	103,719
Cash at end of year	$ 265,013
Supplemental disclosure of cash flow information	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

Hunter World Markets, Inc. (the "Company") a California corporation was organized in May 1995. The Company is a registered broker and dealer of securities under the provision of the Securities Exchange Act 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients from its office in Beverly Hills, California.

The Company was formerly known as VMR Capital Markets US. The NASD approved the change of ownership on July 2, 2003. The name change was approved by the State of California on July 7, 2003.

The Company is engaged in investment banking activities, which includes accessing funds for private and public companies through private placements of debt and equity and initial public offerings. The Company also represents business owners in business valuations, mergers and acquisitions of business entities.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company is exempt from reserve requirements under provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 (k) (ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transaction:
Securities transaction along with related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are valued at market value.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income:
The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealised gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

Cash and Cash Equivalent
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Due from Clearing Broker:
The due from clearing broker balance at December 31, 2006 is comprised of unsettled principal transactions.

Deposit with Clearing Broker:
The Company maintains a deposit with the clearing broker to satisfy the requirements under its clearing agreement. At December 31, 2006 the entire balance was held as cash in a brokerage account.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Estimates:
The preparation of financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk:
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the state of California.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 156-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defines, must not exceed 15 to 1. At December 31, 2006, the Company had net capital of $572,361, which was $472,361 in excess of the required net capital. The Company's aggregate indebtedness ($902,752) to net capital ratio was 1.58 to 1 at December 31, 2006.

Note 4: OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transaction do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction. The Company does not anticipate non-performance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. In addition, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts

HUNTER WORLD MARKETS, INC.

Notes to Financial Statements
December 31, 2006

Note 5: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006 consisted of the following:

Furniture and fixtures	$ 25,713
Office equipment	104,550
	130,263
Less: accumulated depreciation	(122,966)
Total	$ 7,297

Depreciation expense was $ 13,195 for the year ended December 31, 2006

Note 6: COMMITMENTS

Leases:
The firm is operating on a month-to-month sublease. The sublease is with Hunter Management, LLC, the principals of which are the firms members'. The sublease calls for monthly payments of $ 8,520.00. The lease payments increase 4.84% annually until November 30, 2008 with a 30-day notice of cancellation.

HUNTER WORLD MARKETS, INC.

Notes to Financial Statements
December 31, 2006

Note 7: INCOME TAXES

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS109") Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The company elected to treat payments to an outside shareholder/director as director's fees (an operating expense) as opposed to dividends, for an aggregate amount of $5,480,000.

The components of the income tax provision for the year ended December 31, 2006 are as follows:

Current:	
Federal	6,029
State	4,027
Income tax expense	$ 10,256

The Company's effective tax rate differs from the federal statutory rate primarily to state taxes and non-deductible expenses. At December 31, 2006 deferred tax assets and liabilities were not significant.

HUNTER WORLD MARKETS, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/06	Audit 12/31/06	Change
Stockholders' equity, December 31, 2006	$ 3,693,441	$ 1,448,186	$ 2,245,255
Deductions Non-allowable assets			
Officer advance	843,241	843,241	-
Securities owned at market value	1,430,000	-	1,430,000
Other assets	20,202	20,202	-
Property and equipment	7,297	7,297	-
Tentative net capital	1,392,701	577,446	815,255
Haircuts:	5,085	5,085	-
NET CAPITAL	1,387,616	572,361	815,255
Minimum net capital	100,000	100,000	-
Excess net capital	$ 1,287,616	$ 472,361	815,255
Aggregate indebtedness	92,497	902,752	(810,255)
Ratio of aggregate indebtedness to net capital	0.07%	1.58%	

The differences were caused by year-end accruals.

The accompanying notes are an integral part of these financial statements

HUNTER WORLD MARKETS, INC.

December 31, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Hunter World Markets, Inc.
Beverly Hills, California

In planning and performing my audit of the financial statements of Hunter World Markets, Inc. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Hunter World Markets, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2007

END